SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  Form 12b-25

                        Commission File Number: 1-11869

                          NOTIFICATION OF LATE FILING

(Check One):


( ) Form 10-K

(X) Form 11-K

( ) Form 20-F

( ) Form 10-Q

( ) Form N-SAR

                       For Period Ended: August 31, 1997

( ) Transition Report on Form 10-K

( ) Transition Report on Form 11-K

( ) Transition Report on Form 20-F

( ) Transition Report on Form 10-Q

( ) Transition Report on Form N-SAR

               For the Transition Period Ended:______________

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             Registrant Information

Full name of registrant: FactSet Research Systems Inc.
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Former name if applicable:

Address of principal executive offices: One Greenwich Plaza
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City, state and zip code: Greenwich, CT 06830
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
                                    Part II
                            Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed:

(Check appropriate item)

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar date following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable

                                    Part III
                                   Narrative

State below in reasonable detail the reasons why the Form 10-K, Form 11-K, Form 20-F Form 10-Q, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

FactSet Research Systems Inc. Employee Stock Ownership Plan
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The  substantial  increase  in the number of the  Company's  employees  over the previous year and the corresponding need to determine the number of eligible participants in the Company's ESOP plan contributed to the delay in filing its Form 11-K on a timely basis.

                                    Part IV
                               Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Peter Walsh                  203.863.1578
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(Name)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such report(s) been filed? If the answer is no, identify report(s).

                                   (x) Yes        ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   ( ) Yes        (x) No

If so: attach an explanation of the  anticipated  change,  both  narratively and
quantitatively,  and   if  appropriate,  state the  reasons  why a  reasonable
estimate of the results cannot be made.

FactSet Research Systems Inc.
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(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


By: /s/ Ernest S. Wong                                   Date: February 27, 1998
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Senior Vice President,
Chief Financial Officer and Secretary